Exhibit 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES

(In thousands)

			Three Months	Nine Months

	Fiscal Year Ended				Fiscal Year Ended		Nine Months
			April 1, 2000	July 1, 2000			Ended
	March 31,	March 31,	to June 30,	to March 31,	March 31,	March 31,	December 31,
	1999	2000	2000	2001	2002	2003	2003

				(Post-Going
			(Pre-Going	Private
			Private	Transaction)
			Transaction)
Consolidated pretax loss from continuing operations	$(15,052)	$(22,398)	$(6,088)	$(37,683)	$(48,168)	$(2,819)	$(25,346)
Interest expense	65,520	66,785	16,540	52,334	72,037	55,728	41,322
Net amortization of debt discount and premium and issuance expense	475	541	145	127	999	2,439	1,810
Interest portion of rental expense	71,548	73,729	18,919	56,286	76,922	77,111	58,053

Earnings	$122,491	$118,657	$29,516	$71,064	$101,790	$132,459	$75,839

Interest expense	$65,520	$66,785	$16,540	$52,334	$72,037	$55,728	$41,322
Net amortization of debt discount and premium and issuance expense	475	541	145	127	999	2,439	1,810
Interest portion of rental expense	71,548	73,729	18,919	56,286	76,922	77,111	58,053

Fixed Charges	$137,543	$141,055	$35,604	$108,747	$149,958	$135,278	$101,185

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Coverage Deficiency	$15,052	$22,398	$6,088	$37,683	$48,168	$2,819	$25,346

Pro Forma Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year	Nine Months
	Ended	Ended
	March 31,	December 31,
	2003	2003

Pro forma Consolidated pretax loss from continuing operations	$	$
Pro forma Interest expense
Net amortization of debt discount and premium and issuance expense
Interest portion of rental expense

Pro forma Earnings	$	$

Pro forma Interest expense	$	$
Net amortization of debt discount and premium and issuance expense
Interest portion of rental expense

Pro forma Fixed Charges	$	$

Pro forma Ratio of Earnings to Fixed Charges

Coverage Deficiency	$	$

Note: Earnings are not adequate to cover fixed charges.